EMX Royalty Corporation
Condensed Consolidated Interim Financial Statements
(Unaudited)

September 30, 2024

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s)
Condensed Consolidated Interim Statements of Financial Position

	As at September 30,	As at December 31,
	2024	2023

Assets

Cash and cash equivalents	$21,673	$20,677
Investments (Note 3)	6,695	6,628
Trade receivables and other assets (Note 4)	16,900	7,743
Total current assets	45,268	35,048

Restricted cash	144	144
Investments (Note 3)	2,869	3,940
Trade receivables and other assets (Note 4)	2,712	11,207
Investment in SLM California (Note 5)	61,617	58,827
Royalty and other property interests (Note 6)	42,361	48,099
Property and equipment	742	853
Deferred charges	801	450
Total non-current assets	111,246	123,520

Total Assets	$156,514	$158,568

Liabilities

Accounts payable and accrued liabilities	$2,017	$2,818
Advances from joint venture partners (Note 7)	865	994
Derivative liabilities (Note 8)	561	754
Loan payable (Note 9)	-	32,752
Total current liabilities	3,443	37,318

Loan payable (Note 9)	34,774	-
Deferred income tax liability	888	815
Total non-current liabilities	35,662	815

Total Liabilities	39,105	38,133

Shareholders' Equity

Capital stock (Note 10)	163,636	160,913
Treasury stock	(15)	-
Reserves	17,941	18,620
Deficit	(64,153)	(59,098)
Total Shareholders' Equity	117,409	120,435

Total Liabilities and Shareholders' Equity	$156,514	$158,568
Nature of operations (Note 1)

Approved on behalf of the Board of Directors on November 6, 2024

Signed:	"David M Cole"	Director	Signed:	"Sunny Lowe"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts
Condensed Consolidated Interim Statements of Income (Loss)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Revenue and other income (Note 11)	$7,027	$12,925	$19,272	$19,075

Costs and expenses
General and administrative (Note 12)	1,537	1,364	5,379	4,662
Royalty generation and project evaluation, net (Note 13)	3,090	3,505	8,931	8,527
Depletion, depreciation, and direct royalty taxes	2,230	1,595	6,018	3,237
Share-based payments (Note 14)	321	1,028	1,370	1,293
	7,178	7,492	21,698	17,719

Income (loss) from operations	(151)	5,433	(2,426)	1,356

Gain (loss) on revaluation of investments	1,778	(160)	3,004	(869)
Gain (loss) on sale of marketable securities	(307)	39	(2,253)	(420)
Gain (loss) on revaluation of derivative liabilities (Note 8)	283	336	176	(62)
Equity income from investment in associated entity (Note 5)	1,276	733	3,484	2,988
Foreign exchange gain (loss)	51	(401)	(204)	(1,366)
Loss on debt settlement (Note 9)	(783)	-	(783)	-
Loss on revaluation of receivables	-	(124)	-	-
Impairment charges (Note 6)	-	(43)	(45)	(43)
Finance expense (Note 9)	(921)	(1,298)	(3,066)	(3,809)
Other losses (Note 15)	-	-	(2,326)	-

Income (loss) before income taxes	1,226	4,515	(4,439)	(2,225)

Deferred income tax expense	(62)	(1,890)	(72)	(3,446)
Income tax recovery (expense)	30	(184)	(544)	(336)

Income (loss) for the period	$1,194	$2,441	$(5,055)	$(6,007)

Basic income (loss) per share (Note 16)	$0.01	$0.02	$(0.04)	$(0.05)
Diluted income (loss) per share (Note 16)	$0.01	$0.02	$(0.04)	$(0.05)

Weighted average no. of shares outstanding - basic (Note 16)	114,240,974	111,021,550	112,923,996	110,795,993
Weighted average no. of shares outstanding - diluted (Note 16)	114,265,684	111,437,211	112,923,996	110,795,993

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s)
Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended September 30,
	2024	2023

Cash flows from operating activities
Loss for the period	$(5,055)	$(6,007)
Items not affecting operating activities:
Interest income	(1,411)	(1,048)
Effect of exchange rate changes on cash and cash equivalents	(6)	33
Items not affecting cash:
(Gain) loss on revaluation of investments	(3,004)	869
Equity income from investments in associate (Note 5)	(3,484)	(2,988)
Share-based payments (Note 14)	1,902	1,763
Loss on debt settlement	780	-
Deferred income tax expense	72	3,446
Depletion and depreciation	5,937	3,255
Finance expense (Note 9)	3,066	3,809
Impairment charges (Note 6)	45	43
Shares received pursuant to property agreements	(83)	(1,450)
Other non-cash movements (Note 20)	1,798	7

Changes in non-cash working capital items (Note 20)	(231)	1,055
Total cash provided by operating activities	326	2,787

Cash flows from investing activities
Dividends and other distributions (Note 5)	5,574	5,255
Purchase of investment in associated entity (Note 5)	(4,742)	(3,517)
Proceeds from sale of fair value through profit and loss investments, net	1,602	2,278
Other movements (Note 20)	(25)	72
Total cash provided by investing activities	2,409	4,588

Cash flows from financing activities
Proceeds from Franco-Nevada loan (Note 9)	35,000	-
Loan repayments (Note 9)	(34,660)	-
Interest paid (Note 9)	(1,683)	(2,371)
Purchase of common shares returned to treasury (Note 10)	(1,430)	-
Proceeds from exercise of options and settlement of RSUs, net	1,512	860
Financing costs (Note 9)	(484)	-
Total cash used in financing activities	(1,745)	(1,511)

Effect of exchange rate changes on cash and cash equivalents	6	(33)

Change in cash and cash equivalents	996	5,831
Cash and cash equivalents, beginning	20,677	16,838

Cash and cash equivalents, ending	$21,673	$22,669
Supplemental disclosure with respect to cash flows (Note 20)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts
Condensed Consolidated Interim Statements of Shareholders' Equity

	Number of common shares	Capital stock	Treasury Stock	Reserves	Deficit	Total

Balance as at December 31, 2023	112,234,040	$160,913	$-	$18,620	$(59,098)	$120,435
Shares issued for exercise of stock options	1,315,000	2,558	-	(924)	-	1,634
RSUs issued	164,500	1,535	-	(1,657)	-	(122)
Share-based payments	-	-	-	1,902	-	1,902
Common shares returned to treasury	(798,465)	(1,415)	(15)	-	-	(1,430)
Shares issued for royalty	30,000	45	-	-	-	45
Loss for the period	-	-	-	-	(5,055)	(5,055)

Balance as at September 30, 2024	112,945,075	$163,636	$(15)	$17,941	$(64,153)	$117,409

	Number of common shares	Capital stock	Treasury Stock	Reserves	Deficit	Total

Balance as at December 31, 2022	110,664,190	$193,006	$-	$11,753	$(81,558)	$123,201
Shares issued for exercise of stock options	1,284,000	1,985	-	(735)	-	1,250
RSUs issued	255,850	1,001	-	(1,199)	-	(198)
Reclass of warrants to derivative liability	-	-	-	(1,286)	-	(1,286)
Share-based payments	-	-	-	1,763	-	1,763
Foreign currency translation adjustment	-	(35,131)	-	8,038	27,093	-
Loss for the period	-	-	-	-	(6,007)	(6,007)

Balance as at September 30, 2023	112,204,040	$160,861	$-	$18,334	$(60,472)	$118,723

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
1. Nature of Operations
EMX Royalty Corporation (the "Company" or "EMX") is a precious and base metals royalty company, which engages in the generation, acquisition and management of resource royalties and similar strategic investments. The Company's royalty and exploration portfolio mainly consists of properties in North America, Türkiye, Europe, Australia, Morocco and Latin America. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.
These condensed consolidated interim financial statements have been prepared using IFRS Accounting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.
Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.
These condensed consolidated interim financial statements of the Company are presented in United States Dollars ("USD" or "US$"), unless otherwise noted, which is the functional currency of the parent company and its subsidiaries.

2. Statement of Compliance and Summary of Material Accounting Policies
Statement of Compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with IFRS as issued by the International Accounting Standards Board ("IASB").
These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.
Reclassification
Certain comparative figures have been reclassified to conform to the current year presentation.
Summary of Material Accounting Policies
These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2023.
Critical Accounting Judgments and Significant Estimates and Uncertainties
The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2024, are consistent with those applied in the Company's December 31, 2023, audited consolidated financial statements.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	6

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
2. Statement of Compliance and Summary of Material Accounting Policies (continued)
New Accounting Policies Issued But Not Yet Effective
Certain pronouncements have been issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are not mandatory for the current period and have not been early adopted. The amendments are effective for accounting periods beginning on or after January 1, 2025, with earlier application permitted. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statement aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

3. Investments
As at September 30, 2024, and December 31, 2023, the Company had the following investments:

	September 30,	December 31,
	2024	2023
Marketable securities	$1,588	$4,001
Warrants	133	195
Private company investments	7,843	6,372
Total investments	9,564	10,568
Less: current portion	(6,695)	(6,628)
Non-current portion	$2,869	$3,940
The Company may purchase investments and receives investments as proceeds related to various property agreements, and may sell its holdings to the market where appropriate. During the nine months ended September 30, 2024, the Company realized $1,602 (2023 - $2,532) in proceeds from sales of investments.

4. Trade Receivables and Other Assets
The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation and milestone payments, refundable taxes and VAT recoverable from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	7

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
4. Trade Receivables and Other Assets (continued)
As at September 30, 2024, and December 31, 2023, trade receivables and other assets were as follows:

	September 30,	December 31,
	2024	2023
Royalty revenue receivable	$5,535	$4,028
Refundable taxes	767	1,093
Recoverable royalty generation expenditures and advances	552	894
Deferred compensation	11,817	11,572
Reclamation deposits	276	295
Prepaid expenses, deposits and other	665	1,068
Total receivables and other assets	19,612	18,950
Less: current portion	(16,900)	(7,743)
Non-current portion	$2,712	$11,207
Non-current trade receivables and other assets are comprised of the deferred payments from Aftermath Silver Ltd. ("Aftermath") expected to be collected on November 30, 2026, and reclamation bonds held as security towards future royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests. During the nine months ended September 30, 2024, Scout Discoveries Corp. ("Scout") exercised its early repayment option to settle the amount owed to the Company for the acquisition of former subsidiary, Scout Drilling LLC.
As at September 30, 2024, the Company has no material reclamation obligations and holds bonds to cover any non material reclamation requirements as required by local administrations. Once reclamation of the properties is complete, the bonds will be returned to the Company.
The following table summarizes the Company's deferred compensation as at September 30, 2024 and changes during the nine months then ended:

	Aftermath	AbraSilver	Scout	Total
Balance as at December 31, 2023	$5,042	$5,870	$660	$11,572
Interest accretion	394	511	90	995
Amount received	-	-	(1,050)	(1,050)
Gain on sale of subsidiary	-	-	300	300
Balance as at September 30, 2024	5,436	6,381	-	11,817
Less: current portion	(3,000)	(6,381)	-	(9,381)
Non-current portion	$2,436	$-	$-	$2,436

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	8

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
5. Investment in SLM California
Caserones
During the nine months ended September 30, 2024, the Company acquired an additional 2.737% interest in SLM California for cash consideration of $4,742, bringing the Company's total ownership interest to 42.7% and increasing the Company's effective royalty interest in the Caserones property to 0.8306%.
Summarized financial information for the Company's investment in SLM California and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

	September 30,	December 31,
	2024	2023
Total assets	$10,286	$11,252
Total liabilities	(5,658)	(6,709)
Net assets	4,628	4,543
The Company's ownership %	42.7	40.0
Acquisition fair value and other adjustments	59,639	57,010
Carrying amount of investment in SLM California	$61,617	$58,827

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Royalty revenue	$6,162	$4,002	$17,409	$17,586
Net income	2,987	1,831	8,154	7,471
The Company's ownership %	42.7	40.0	42.7	40.0
Company's share of net income of SLM California	$1,276	$733	$3,484	$2,988
Income generated from the Company’s investment in SLM California is included in equity income from an investment in an associated entity. During the three and nine months ended September 30, 2024, the Company’s share of the royalty revenue in SLM California totaled $2,633 and $7,439, respectively (2023 – $1,602 and $7,033, respectively).
The following table summarizes the changes in the carrying amount of the Company's investment in SLM California:

	September 30,	December 31,
	2024	2023
Opening Balance	$58,827	$58,189
Capital investment	4,742	3,517
Company's share of net income of SLM California	3,484	4,134
Distributions	(5,436)	(7,013)
Ending Balance	$61,617	$58,827

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	9

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
6. Royalty and Other Property Interests
As at and for the nine months ended September 30, 2024:

	Country	December 31, 2023	Net Additions (Recoveries)	Depletion	Impairment	September 30, 2024	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Türkiye	$29,901	$-	$(5,492)	$-	$24,409	$43,746	$(19,337)
Leeville	USA	4,141	-	(323)	-	3,818	38,869	(35,051)
Diablillos	Argentina	6,582	-	-	-	6,582	7,224	(642)
Berenguela	Peru	1,828	-	-	-	1,828	2,006	(178)
Revelo Portfolio	Chile	401	(267)	-	-	134	186	(52)
Tartan Lake	Canada	914	-	-	-	914	1,003	(89)
Timok	Serbia	141	-	(1)	-	140	195	(55)
Other*	Various	2,308	125	-	-	2,433	2,506	(73)
		46,216	(142)	(5,816)	-	40,258	95,735	(55,477)
Other Property Interests
Perry Portfolio	Canada	498	(18)	-	(45)	435	2,199	(1,764)
Revelo Portfolio	Chile	709	267	-	-	976	976	-
Other*	Various	676	16	-	-	692	3,324	(2,632)
		1,883	265	-	(45)	2,103	6,499	(4,396)
Total		$48,099	$123	$(5,816)	$(45)	$42,361	$102,234	$(59,873)
*Included in other are various royalty and other property interests held in Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.
**Includes previously recognized recoveries and impairment charges.
As at and for the year ended December 31, 2023:

	Country	December 31, 2022	Net Additions (Recoveries)	Depletion	Impairment	December 31, 2023	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Türkiye	$34,528	$-	$(4,627)	$-	$29,901	$43,746	$(13,845)
Leeville	USA	4,546	-	(405)	-	4,141	38,869	(34,728)
Diablillos	Argentina	6,582	-	-	-	6,582	7,224	(642)
Berenguela	Peru	1,828	-	-	-	1,828	2,006	(178)
Revelo Portfolio	Chile	1,137	(709)	-	(27)	401	453	(52)
Tartan Lake	Canada	914	-	-	-	914	1,003	(89)
Timok	Serbia	148	-	(7)	-	141	195	(54)
Other*	Various	2,008	300	-	-	2,308	2,381	(73)
		51,691	(409)	(5,039)	(27)	46,216	95,877	(49,661)
Other Property Interests
Perry Portfolio	Canada	741	(200)	-	(43)	498	2,199	(1,701)
Revelo Portfolio	Chile	-	709	-	-	709	709	-
Other*	Various	993	(317)	-	-	676	3,324	(2,648)
		1,734	192	-	(43)	1,883	6,232	(4,349)
Total		$53,425	$(217)	$(5,039)	$(70)	$48,099	$102,109	$(54,010)
*Included in other are various royalty and other property interests held in Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.
**Includes previously recognized recoveries, impairment charges and translation adjustments.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	10

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
6. Royalty and Other Property Interests (continued)
Royalty Interest
Timok Royalty
EMX’s Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. On September 1, 2023 the Company executed an amended and restated royalty agreement for its Timok Royalty property with Zinjin Mining Group Ltd ("Zijin"). The Company and Zijin agreed that the Timok Royalty will consist of a 0.3625% NSR royalty that is uncapped and cannot be repurchased or reduced.
Gediktepe Royalty
The Company holds two royalties at Gediktepe in Türkiye, which include a perpetual 10% NSR royalty over metals produced from the oxide zone after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone, payable after cumulative production of 25,000 gold-equivalent sulfide ounces. Upon achievement of production of 25,000 gold-equivalent sulfide ounces, a $3,000 milestone payment will become payable, with a second $3,000 milestone payment becoming payable on the first anniversary of the sulfide production milestone.
Leeville Royalty
The Company holds a 1% gross smelter return ("GSR") royalty on portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC and Barrick-Newmont Nevada joint venture. Royalty income from the Leeville Mine incurs a 5% direct gold tax.
Balya Royalty
The Company holds a 4% NSR royalty on the Balya property that is uncapped and is not subject to a buy back agreement previously acquired from the transfer of the Balya royalty property in Türkiye from Dedeman Madencilik San. Ve Tic. A. Ş. to Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan") a private Turkish company.
Gold Bar South Royalty
The Company holds a 1% NSR royalty in the Gold Bar South royalty property, operated by McEwen Mining Inc. ("McEwen"), which covers a sediment-hosted, oxide gold deposit situated southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada.

7. Advances from Joint Venture Partners
Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its project partners. The Company's advances from project partners consist of the following:

	September 30,	December 31,
	2024	2023
U.S.A.	$846	$975
Fennoscandia	19	19
Total	$865	$994

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	11

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
8. Derivative Liabilities
The Company recognizes a liability on warrants issued in a private placement where the exercise price is denominated in Canadian dollars (C$). As at September 30, 2024, the fair value of derivative liabilities was $561 (December 31, 2023 - $754). During the nine months ended September 30, 2024, the Company recognized a gain of $176 (2023 - loss of $62) on the revaluation of derivative liabilities. The fair values of derivative liabilities were estimated using the Black-Scholes pricing model with weighted average assumptions as follows:

	September 30,	December 31,
	2024	2023
Risk free interest rate (%)	2.88	3.67
Expected life (years)	2.54	3.29
Expected volatility (%)	38.76	42.80
Dividend yield	-	-
During the nine months ended September 30, 2024, there were no changes in the number of warrants outstanding.
The following table summarizes information about the warrants which were outstanding as at September 30, 2024:

Date Issued	Number of Warrants	Exercisable	Exercise Price (C$)	Expiry Date
April 14, 2022	3,812,121	3,812,121	4.45	April 14, 2027
Total	3,812,121	3,812,121

9. Loan Payable
Franco-Nevada Credit Facility
In August 2024, the Company entered into a $35,000 credit agreement with Franco-Nevada Corp. ("Franco") with a maturity date of July 1, 2029. Depending on the Company's net debt to adjusted EBITDA ratio, the principle balance of the facility is subject to interest at the Secured Overnight Financing Rate ("SOFR") plus 3.00% to 4.25% per annum.
The loan is secured by a general security agreement over the assets of EMX and share pledges by EMX and certain of its subsidiaries or other equity interests, with Franco retaining the ability, at any time, to designate certain material subsidiaries of the Company to be guarantors of the loan and provide similar security. Certain covenants under the credit agreement, including restrictions on incurring indebtedness and encumbrances, shall apply to the Company and its subsidiaries.
Upon closing, the Company used the proceeds of the loan to repay the outstanding balance of the Sprott Credit Facility and for general working capital purposes.
Sprott Credit Facility
In August 2021, the Company entered into a credit facility with Sprott for $44,000 (the "Sprott Credit Facility") with a maturity date of July 31, 2022. The credit facility carried an annual interest rate of 7%, payable monthly and the Company was required to maintain $1,500 in funds held as a minimum cash balance under the agreement. The Sprott Credit Facility included a general security agreement over select assets of EMX.
In January 2022, for a fee of 1.5% of the outstanding loan balance or $660 to be paid on maturity, the Company entered into an amended agreement to extend the term of the Sprott Credit Facility to December 31, 2024.
In August 2024, the Company settled the Sprott Credit Facility in full and no continuing obligations exist under the agreement.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	12

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
9. Loan Payable (continued)
The following table summarizes the changes to the Company's loan payable during the nine months then ended September 30, 2024:

	Sprott Credit Facility	Franco-Nevada Credit Facility	Total
Balance as at December 31, 2023	$32,752	$-	$32,752
Interest accretion	2,624	442	3,066
Interest paid	(1,496)	(187)	(1,683)
Repayment of facility	(34,660)	-	(34,660)
Loss on debt settlement	783	-	783
Proceeds from credit facility	-	35,000	35,000
Financing costs	(3)	(481)	(484)
Balance as at September 30, 2024	$-	$34,774	$34,774
For the nine months ended September 30, 2024, the Company recognized interest expense of $3,066 (2023 - $3,809) on the loans which was included in finance expenses.
The following table summarizes the Company's loan payable as at September 30, 2024 and December 31, 2023:

	September 30,	December 31,
	2024	2023
Franco-Nevada credit facility	$35,000	$-
Sprott credit facility	-	34,660
Unamortized financing costs*	(470)	(1,908)
Accrued interest	244	-
Total	$34,774	$32,752
Less: current portion	-	(32,752)
Non-current portion	$34,774	$-
*Included in the December 31, 2023 balance was the unamortized impact of the debt modifications from 2022 and 2023.

10. Shareholders' Equity
Authorized
As at September 30, 2024, the authorized share capital of the Company was an unlimited number of common shares without par value.
Common Shares
During the nine months ended September 30, 2024, the Company:
•Issued 30,000 common shares valued at $45 related to the acquisition of a royalty in Finland.
•Issued 1,315,000 common shares for gross proceeds of $1,634 pursuant to the exercise of stock options.
•Issued 164,500 common shares with a value of $1,535 pursuant to a restricted share unit plan with certain executives and management of the Company.
•Repurchased and returned to treasury 798,465 common shares at a cost of $1,430. The Company then cancelled, pursuant to the Company's Normal Course Issuer Bid, 790,529 common shares.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	13

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
10. Shareholders' Equity (continued)
During the nine months ended September 30, 2023, the Company:
•Issued 1,284,000 common shares for gross proceeds of $1,058 pursuant to the exercise of stock options.
•Issued 255,850 common shares with a value of $1,001 pursuant to a restricted share unit plan with executives and management of the Company.
Stock Options
The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.
During the nine months ended September 30, 2024, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)
Balance as at December 31, 2023	7,834,500	$2.72
Granted	1,442,400	2.47
Exercised	(1,315,000)	1.70
Forfeited	(344,000)	2.89
Balance as at September 30, 2024	7,617,900	$2.84
The following table summarizes information about the stock options which were outstanding and exercisable at September 30, 2024:

	Outstanding			Exercisable
Exercise prices (C$)	Number of Options	Weighted average exercise price (C$)	Weighted average remaining life (years)	Number of Options	Weighted average exercise price (C$)	Weighted average remaining life (years)
1.80 - 2.22	90,000	2.08	0.25	90,000	2.08	0.25
2.45 - 2.62	5,924,900	2.55	3.00	5,913,650	2.55	2.99
3.50 - 4.28	1,603,000	3.98	1.67	1,603,000	3.98	1.67
Total	7,617,900	2.84	2.69	7,606,650	2.84	2.68
As at September 30, 2024, the weighted average remaining useful life of exercisable stock options was 2.68 (December 31, 2023 - 2.78).
The weighted average fair value of the stock options granted during the nine months ended year ended September 30, 2024 was C$1.09 (2023 - CS1.15) per stock option. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Nine months ended September 30,
	2024	2023
Risk free interest rate (%)	3.36	3.96
Expected life (years)	5.0	5.0
Expected volatility (%)	45.8	45.6
Dividend yield (%)	-	-

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	14

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
10. Shareholders' Equity (continued)
Subsequent to September 30, 2024 the Company granted 69,000 stock options to employees and consultants of the Company with exercises prices ranging from C$2.41 to C$2.60 and expiry dates ranging from October 1, 2029 to October 11, 2029.
Restricted share units
In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, consultants directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant. A total of 3,200,000 RSUs are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.
Restricted share units with performance criteria
RSUs with performance criteria cliff vest on the third anniversary of the grant date subject to achievement of performance conditions relating to the Company's total shareholder return and certain other operational milestones. The number of RSUs determined to have vested as at the evaluation date will entitle the holder to acquire for no additional consideration, between zero and one and a half common shares of the Company.
The following table summarizes information about the RSUs with performance criteria which were outstanding at September 30, 2024:

Evaluation Date	December 31, 2023	Granted	Vested	Expired/Cancelled	September 30, 2024
December 31, 2023*	450,000	-	(225,000)	(225,000)	-
December 31, 2024	500,000	-	-	-	500,000
December 31, 2025	562,000	-	-	-	562,000
December 31, 2026	-	647,000	-	-	647,000
Total	1,512,000	647,000	(225,000)	(225,000)	1,709,000
*Based on the achievement performance as evaluated by the Compensation Committee of the Board of Directors of the Company, it was ascertained that 225,000 RSU's with an evaluation date of December 31, 2023 had vested based on preset performance criteria previously established on the grant date.
Restricted share units with no performance criteria
RSUs with no performance criteria will entitle the holder to acquire one common share of the Company for no additional consideration and will vest in three equal tranches on the first, second and third anniversaries of the date of grant.
The following table summarizes information about the RSUs with no performance criteria which were outstanding at September 30, 2024:

Number
Balance as at December 31, 2023	-
Granted	132,000
Balance as at September 30, 2024	132,000
Normal Course Issuer Bid
During the nine months ended September 30, 2024, the Company commenced a Normal Course Issuer Bid ("NCIB"). Under the NCIB, the Company may purchase for cancellation up to 5,000,000 common shares over a twelve-month period commencing on February 13, 2024. The NCIB will expire no later than February 12, 2025.
During the nine months ended September 30, 2024, the Company repurchased and returned to treasury 798,465 common shares at a cost of $1,430. The Company then cancelled, pursuant to the Company's Normal Course Issuer Bid, 790,529 common shares. Subsequent to period end, the Company repurchased 2,156,754 shares for a total cost of $3,322.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	15

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
11. Revenue and Other Income
During the three and nine months ended September 30, 2024 and 2023 the Company had the following sources of revenue and other income:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Royalty revenue*	$6,184	$11,142	$16,871	$14,918
Option and other property income	310	1,409	990	3,109
Interest income	533	374	1,411	1,048
	$7,027	$12,925	$19,272	$19,075
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 5)
The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company payable in cash or partner equity pursuant to individual agreements. The Company may also earn conditional payments on producing royalties.
During the three and nine months ended September 30, 2024 and 2023 the Company had the following sources of royalty revenue:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Timok	$1,236	$7,689	$4,089	$7,689
Gediktepe	3,353	1,955	8,149	4,056
Leeville	1,112	773	3,163	1,971
Balya	344	568	852	730
Gold Bar South	104	59	346	193
Advanced royalty payments	35	98	272	279
	$6,184	$11,142	$16,871	$14,918
During the nine months ended September 30, 2024, the Company recognized staged cash payments totaling $360 (2023 - $416), and equity payments valued at $83 (2023 - $1,470) in connection with property agreements from various partners. These payments have been included in option and other property income within revenue and other income.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	16

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
12. General and Administrative Expenses
During the three and nine months ended September 30, 2024 and 2023 the Company had the following sources of general and administrative expenses:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries, consultants, and benefits	$794	$594	$2,550	$2,195
Professional fees	165	279	868	815
Investor relations and shareholder information	142	148	480	589
Transfer agent and filing fees	16	19	176	186
Administrative and office	383	279	956	744
Travel	37	45	111	133
Stamp taxes	-	-	238	-
	$1,537	$1,364	$5,379	$4,662

13. Royalty Generation and Project Evaluation
During the nine months ended September 30, 2024, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Eastern Europe and Morocco	South America	Other	Technical support and project evaluation*	Total
Administration costs	$158	$155	$216	$28	$4	$75	$636
Drilling, technical, and support costs	445	1,336	369	-	69	144	2,363
Personnel	407	796	1,086	44	154	1,453	3,940
Property costs	566	1,727	231	576	44	-	3,144
Professional costs	196	24	198	120	29	-	567
Share-based payments	65	140	59	14	19	235	532
Travel	99	16	15	6	28	113	277
Total Expenditures	1,936	4,194	2,174	788	347	2,020	11,459
Recoveries from partners	(229)	(2,299)	-	-	-	-	(2,528)
Net Expenditures	$1,707	$1,895	$2,174	$788	$347	$2,020	$8,931
*Technical support, evaluation, and due diligence related to new and existing opportunities for royalty acquisitions and strategic investments

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	17

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
13. Royalty Generation and Project Evaluation (continued)
During the nine months ended September 30, 2023, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA**	Eastern Europe and Morocco	South America	Other	Technical support and project evaluation*	Total
Administration costs	$186	$297	$277	$1	$9	$54	$824
Drilling, technical, and support costs	802	4,285	200	4	246	215	5,752
Personnel	463	1,776	560	35	264	1,264	4,362
Property costs	111	1,894	26	287	58	-	2,376
Professional costs	10	116	118	22	26	-	292
Share-based payments	77	136	56	11	12	178	470
Travel	74	27	48	-	19	118	286
Total Expenditures	1,723	8,531	1,285	360	634	1,829	14,362
Recoveries from partners	(775)	(5,060)	-	-	-	-	(5,835)
Net Expenditures	$948	$3,471	$1,285	$360	$634	$1,829	$8,527
•Technical support, evaluation, and due diligence related to new and existing opportunities for royalty acquisitions and strategic investments
** Includes $1,527 in costs related to Scout Drilling LLC, which was sold in 2023.

14. Share-based Payments
During the nine months ended September 30, 2024, the Company recorded aggregate share-based payments of $1,902 (2023 - $1,763) as they relate to the fair value of stock options and RSU's vested, and forfeited.
Share-based payments for the nine months ended September 30, 2024 are allocated to expense accounts as follows:

	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of options vested	$692	$466	$1,158
RSUs with performance criteria	669	36	705
RSUs with no performance criteria	9	30	39
Total	$1,370	$532	$1,902
Share-based payments for the nine months ended September 30, 2023 are allocated to expense accounts as follows:

	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$752	$479	$1,231
RSUs with performance criteria	541	(9)	532
Total	$1,293	$470	$1,763

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	18

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
15. Other Losses
In April 2024, one of the Company's subsidiaries in Türkiye was the subject of a cyber event resulting in the loss of $2,326. The Company has launched a full investigation of the event and is pursuing recovery of its funds through all legally available means in order to mitigate the loss amount to the fullest extent possible. As at September 30 2024, the investigation remains ongoing.

16. Net Income (Loss) per Share

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net income (loss)	$1,194	$2,441	$(5,055)	$(6,007)
Weighted average number of common shares outstanding - basic	114,240,974	111,021,550	112,923,996	110,795,993
Dilutive effect of stock options and warrants	24,710	415,661	-	-
Weighted average number of common shares outstanding - diluted	114,265,684	111,437,211	112,923,996	110,795,993
Basic earnings (loss) per share	$0.01	$0.02	$(0.04)	$(0.05)
Diluted earnings (loss) per share	$0.01	$0.02	$(0.04)	$(0.05)

17. Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel for the nine months ended September 30, 2024 were as follows:

	Salary and fees	Share-based Payments	Total
Management	$730	$412	$1,142
Outside directors	540	527	1,067
Seabord Management Corp.*	206	-	206
Total	$1,476	$939	$2,415
*Seabord Management Corp. (“Seabord”) is a management services company partially owned by the Chief Accounting Officer ("CAO") the Company. Seabord provided accounting and administration staff, and office space to the Company. The CAO does not receive any direct compensation from Seabord in relation to services provided to the Company.
The aggregate value of transactions and outstanding balances relating to key management personnel for the nine months ended September 30, 2023 were as follows:

	Salary and fees	Share-based Payments	Total
Management	$670	$423	$1,093
Outside directors	493	428	921
Seabord Management Corp.*	227	-	227
Total	$1,390	$851	$2,241
*Seabord Management Corp. (“Seabord”) is a management services company partially owned by the Chief Accounting Officer ("CAO") the Company. Seabord provided accounting and administration staff, and office space to the Company. The CAO does not receive any direct compensation from Seabord in relation to services provided to the Company.
Included in accounts receivable as at September 30, 2024 is $15 (December 31, 2023 - $Nil) owed from key management personnel.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	19

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
18. Segmented Information
For the nine months ended September 30, 2024, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	Other	Total
Royalty revenue*	$170	$3,611	$13,090	$-	$16,871
Option and other property income	139	787	-	64	990
Interest income	16	104	-	1,291	1,411
Total	$325	$4,502	$13,090	$1,355	$19,272
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 5)
For the nine months ended September 30, 2023, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	Other	Total
Royalty revenue*	$180	$2,262	$12,476	$-	$14,918
Option and other property income	590	1,402	-	1,117	3,109
Interest income	2	56	-	990	1,048
Total	$772	$3,720	$12,476	$2,107	$19,075
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 5)
As at September 30, 2024, the Company had royalty and other property interests, and property and equipment located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	South America	Other	Total
Royalty and other property interests
As at September 30, 2024	$649	$5,304	$24,550	$9,715	$2,143	$42,361
As at December 31, 2023	$524	$5,611	$30,041	$9,715	$2,208	$48,099
Property and equipment
As at September 30, 2024	$134	$534	$74	$-	$-	$742
As at December 31, 2023	$161	$605	$87	$-	$-	$853

19. Risk and Capital Management: Financial Instruments
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
As at September 30, 2024, the Company had working capital of $41,825 (December 31, 2023 - deficit of $2,270). The Company has continuing royalty income that will vary depending on royalty ounces received and the price of minerals. The Company also receives additional cash inflows from the recovery of expenditures from project partners, investment income including dividends from investments in associated entities and pre-production property deals including anniversary and stage payments.
The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company is not subject to externally imposed capital requirements other than as disclosed in Note 9.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	20

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
19. Risk and Capital Management: Financial Instruments (continued)
Fair Value
The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
a)Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
b)Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
c)Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.
Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments - shares	$1,588	$4,020	$-	$5,608
Investments - warrants	-	133	-	133
Total	$1,588	$4,153	$-	$5,741

Liability	Level 1	Level 2	Level 3	Total
Derivative liability - warrants	$-	$561	$-	$561
Total	$-	$561	$-	$561
The carrying value of cash and cash equivalents, restricted cash, current trade receivables and other assets, accounts payable and accrued liabilities, advances from joint venture partners and, approximate their fair value because of the short-term nature of these instruments.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk, commodity risk, and currency risk.
Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents and trade receivables. This risk is minimized by holding a significant portion of the cash funds in major Canadian and US banks. The Company's exposure with respect to its trade receivables is primarily related to royalty revenue, recoverable taxes, recovery of royalty generation costs, and the sale of assets.
Interest Rate Risk
The Company monitors its exposure to interest rates and is exposed to interest rate risk because of fluctuating interest rates on cash and cash equivalents, restricted cash and a loan payable (Note 9). The Company’s loan payable is subject to a floating interest rate. During the nine months ended September 30, 2024, a 1% change in nominal interest rates would not have increased or decreased the Company's finance expense by a material amount.
Market Risk
Market risks are the risks that change in market factors, such as publicly traded securities, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	21

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
19. Risk and Capital Management: Financial Instruments (continued)
The Company is exposed to fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Based on the September 30, 2024 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $574.
Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and evaluating options for additional resources. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.
As at September 30, 2024, the Company held $45,268 in current assets (December 31, 2023 - $35,048) and $3,443 in current liabilities (December 31, 2023 - $37,318). Management continuously monitors and reviews both actual and forecasted cash flows as well as additional financing opportunities in order to settle all current liabilities.
Commodity Risk
The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.
Currency Risk
Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable, marketable securities, trade and other receivables, trade and other payables and deferred tax assets and liabilities denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at September 30, 2024 a 10% increase or decrease of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net loss.
Balances denominated in another currency other than the Canadian dollar held in foreign operations are considered immaterial.

20. Supplemental Disclosure with Respect to Cash Flows
Changes in non-cash working capital:

	Nine months ended September 30,
	2024	2023
Trade receivables and other assets	$698	$2,438
Accounts payable and accrued liabilities	(800)	(455)
Advances from joint venture partners	(129)	(928)
Total	$(231)	$1,055

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	22

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
20. Supplemental Disclosure with Respect to Cash Flows (continued)
Other non-cash operating activities:

	Nine months ended September 30,
	2024	2023
(Gain) loss on revaluation of derivative liabilities	$(176)	$62
Gain on sale of subsidiary	(378)	(291)
Loss on disposal of property and equipment	-	3
Realized loss on sale of investments	2,253	420
Foreign exchange (gain) loss	99	(187)
Total	$1,798	$7
Other investing activities:

	Nine months ended September 30,
	2024	2023
Option payments received	$10	$149
Loan receivable	-	(750)
Proceeds from loan repayment	-	500
Deferred acquisition costs	(361)	-
Interest received on cash and cash equivalents	416	112
Acquisition of royalty and other property interests, net	(96)	-
Purchase and sale of property and equipment, net	(12)	(169)
Reclamation bonds	18	230
Total	$(25)	$72
During the nine months ended September 30, 2024 and 2023, the Company paid income tax of $855 and $466, respectively.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	23